

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

December 13, 2017

Melandrew Santos
Chief Executive Officer
Co-optrade
30 N. Gould Street Ste. R
Sheridan WY 82801

> **Re: Co-optrade**
> **Amendment No. 1 to Offering Statement on Form 1-A**
> **Filed November 29, 2017**
> **File No. 024-10759**

Dear Mr. Santos:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. References to prior comments are to our letter dated November 27, 2017.

General

1.   We reissue prior comment 1 in part, insofar as your statement of shareholders equity does not reconcile with your statement of cash flows and balance sheet. In this regard, you include $0 of common stock shares in the statement of shareholders' equity, but in the statement of cash flows and the balance sheet, you disclose financing proceeds from owners investment of $3,105.

Part III Exhibits, page 34

2.   We reissue prior comment 3, insofar as your subscription agreement continues to indicate that the offering will be conducted privately pursuant to Regulation D.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Ivan Griswold, Staff Attorney, at (202) 551-3853, with any questions. If you require further assistance, you may contact the undersigned at (202) 551-3483.

Sincerely,

/s/ Katherine Wray

Katherine Wray
Attorney-Advisor
Office of Information Technologies
and Services